Exhibit 99.2

KORNIT DIGITAL LTD.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Nine Months Ended September 30, 2021

Comparison of Period to Period Results of Operations

	Nine Months Ended September 30,
	2021	2020
	(in thousands)
Revenues
Products	$206,682	$103,536
Services	27,776	17,504
Total revenues	234,458	121,040
Cost of revenues
Products	98,457	50,117
Services	26,477	20,066
Total cost of revenues	124,934	70,183
Gross profit	109,524	50,857
Operating expenses:
Research and development, net	30,736	22,213
Sales and marketing	40,716	25,375
General and administrative	24,972	18,957
Total operating expenses	96,424	66,545
Operating income (loss)	13,100	(15,688)
Financial income, net	2,635	4,427
Income (loss) before taxes on income (tax benefit)	15,735	(11,261)
Taxes on income (tax benefit)	1,162	(577)
Net income (loss)	$14,573	$(10,684)

	Nine Months Ended September 30,
	2021	2020
	(as a % of revenues)
Revenues
Products	88.2%	85.5%
Services	11.8	14.5
Total revenues	100.0	100.0
Cost of revenues
Products	42.0	41.4
Services	11.3	16.6
Total cost of revenues	53.3	58.0
Gross profit	46.7	42.0
Operating expenses:
Research and development, net	13.1	18.3
Sales and marketing	17.4	21.0
General and administrative	10.6	15.7
Total operating expenses	41.1	55.0
Operating income (loss)	5.6	(13.0)
Financial income, net	1.1	3.7
Income (loss) before taxes on income (tax benefit)	6.7	(9.3)
Taxes on income (tax benefit)	0.5	(0.5)
Net income (loss)	6.2%	(8.8)%

Geographic Breakdown of Revenues

The following table sets forth the geographic breakdown of revenues from sales to customers located in the regions indicated below for the periods indicated:

	Nine Months Ended September 30,
	2021		2020
	$	%	$	%
	($ in thousands)

U.S	$157,523	67.2%	$71,471	59.0%
EMEA	52,745	22.5	31,581	26.1
Asia Pacific	17,129	7.3	10,624	8.8
Other	7,061	3.0	7,364	6.1
Total revenues	$234,458	100.0%	$121,040	100.0%

Comparison of the Nine Months Ended September 30, 2021 and 2020

Revenues

Revenues increased by $113.5 million, or 93.7%, to $234.5 million in the nine months ended September 30, 2021, from $121.0 million in the nine months ended September 30, 2020, which is net of $17.6 million and $3.6 million, the fair value of warrants associated with revenues recognized from Amazon, in the nine months ended September 30, 2021 and 2020, respectively. The increase in revenues resulted from: a 38.2% increase in ink and other consumables revenues to $66.7 million in the nine months ended September 30, 2021 from $48.3 million in the nine months ended September 30, 2020; a 58.6% increase in service revenues to $27.8 million in the nine months ended September 30, 2021, from $17.5 million in the nine months ended September 30, 2020, and an increase of 153.3% in systems revenues to $140.0 million in the nine months ended September 30, 2021, from $55.3 million in the nine months ended September 30, 2020. The results for the nine months ended September 30, 2020 reflected the impact of the COVID-19 pandemic, which began shortly before the end of the first quarter of 2020 and resulted in significant deferrals of orders.

Cost of Revenues and Gross Profit

Cost of revenues increased by $54.7 million, or 78.0%, to $124.9 million in the nine months ended September 30, 2021, from $70.2 million in the nine months ended September 30, 2020. Gross profit increased by $58.6 million, or 115.4%, to $109.5 million in the nine months ended September 30, 2021, from $50.9 million in the nine months ended September 30, 2020. Gross margin increased to 46.7% in the nine months ended September 30, 2021, compared to 42.0% in the nine months ended September 30, 2020 during which we faced the impact of COVID-19 on revenues and certain costs. Inventory write-offs amounted to $4.2 million in the nine months ended September 30, 2021 compared to $2.6 million in the nine months ended September 30, 2020.

Operating Expenses

	Nine Months Ended September 30,
	2021		2020		Change
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
	($ in thousands)
Operating expenses:
Research and development, net	$30,736	13.1%	$22,213	18.3%	$8,523	38.4%
Sales and marketing	40,716	17.4	25,375	21.0	15,341	60.5
General and administrative	24,972	10.6	18,957	15.7	6,015	31.7
Total operating expenses	$96,424	41.1%	$66,545	55.0%	$29,879	44.9%

Research and Development, net. Research and development net expenses increased by 38.4% in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. The increase was mainly attributable to an increase of $5.2 million in salaries and related personnel expenses and share based compensation as a result of an increase in the number of employees with higher seniority, compared to the nine months ended September 30, 2020. In addition, the increase reflected an increase of $1.1 million in materials consumed for R&D activities and an increase of $1.2 million in consulting services. As a percentage of total revenues, our research and development expenses decreased from 18.3% in the nine months ended September 30, 2020 to 13.1% in the nine months ended September 30, 2021, mainly due to the increase in revenues in the nine months ended September 30, 2021 compared to the revenues in the nine months ended September 30, 2020.

Sales and Marketing. Sales and marketing expenses increased by 60.5% in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. This increase was primarily due to an increase of $7.1 million in salaries and related personnel expenses and share-based compensation expenses due to a higher number of employees and variable compensation payout during the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, and increase of $4.6M in marketing activities due to higher volume of activities. As a percentage of total revenues, our sales and marketing expenses decreased during this period from 21.0% in the nine months ended September 30, 2020 to 17.4% in the nine months ended September 30, 2021, mainly due to the increase in revenues in the nine months ended September 30, 2021 compared to the revenues in the nine months ended September 30, 2020.

General and Administrative. General and administrative expenses increased by 31.7% in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. This primarily resulted from an increase of $3.5 million in salaries, related personnel expenses and share-based compensation expenses mainly due to additional personnel and an increase of $1.2 million in consulting services. As a percentage of total revenues, our general and administrative expenses decreased from 15.7% in the nine months ended September 30, 2020 to 10.6% in the nine months ended September 30, 2021 mainly due to the increase in revenues in the nine months ended September 30, 2021 compared to the revenues in the nine months ended September 30, 2020.

Financial income, net

Finance income, net totaled $2.6 million in the nine months ended September 30, 2021, compared to $4.4 million in the nine months ended September 30, 2020. The $1.8 million decrease resulted mainly from a decrease to $3.0 million interest on marketable securities and bank deposits in the nine months ended September 30, 2021, compared to $3.6 million in the nine months ended September 30, 2020, and by a decrease to $0.2 million of currency exchange losses in the nine months ended September 30, 2021, compared to $0.7 million of currency exchange gains in the nine months ended September 30, 2020.

Taxes on Income

Taxes on income amounted to $1.2 million in the nine months ended September 30, 2021, compared to tax benefit of $0.6 million in the nine months ended September 30, 2020. The change from tax benefit to taxes on income is due to moving from loss to income.

We are currently subject to a tax audit for the years 2013 to 2019 by the Israeli Tax Authority, or ITA. In respect of the years 2013 to 2014, we have been issued a tax order, which we are appealing to the district court. The ITA also issued assessments for the years 2015 to 2019, to which we have filed an objection, and the ITA has to determine whether to accept the objection or issue a tax order. Based on a legal opinion we received from our legal counsels, we believe that we have adequately provided for any reasonably foreseeable outcome related to the ITA tax audits. Nevertheless, the ITA may disagree with our positions taken in our tax returns for any other years as well, and we may be subject to additional tax liabilities, which could have a material adverse effect on our results of operations.

Liquidity and Capital Resources

As of September 30, 2021, we had approximately $96.7 million in cash and cash equivalents, $241.1 million in short term deposits and $119.7 million in short-term and long-term marketable securities, which, in the aggregate, totaled $457.5 million. We fund our operations mostly with cash raised via our equity financings, including our January 2017, September 2019 and September 2020 follow-on offerings, as well as, secondarily, cash generated from our operations.

As of September 30, 2021, we had a line of credit with an Israeli bank for total borrowings of up to $2.0 million. This line of credit is unsecured and available provided that we maintain a 30% ratio of total tangible shareholders’ equity to total tangible assets and that the total credit use will be less than 70% of our receivables. Interest rates across this credit line varied from 0.3% to Prime (Israel Interbank Offered Rate) +0.7% (currently 2.3% as of September 30, 2021).

Based on our current business plans, we believe that our cash flows from operating activities and our existing cash resources will be sufficient to fund our projected cash requirements for at least the next 12 months without drawing on our lines of credit or using cash on hand. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of our sales and marketing activities, and the timing of introductions of new solutions and the continuing market acceptance of our solutions as well as other business development efforts.

The following table presents the major components of net cash flows for the periods presented:

	Nine Months Ended September 30,
	2021	2020
	(in thousands)
Net cash provided by (used in) operating activities	$43,130	$(1,934)
Net cash provided by (used in) investing activities	(74,718)	77,254
Net cash provided by financing activities	2,479	167,580

Net Cash Provided by Operating Activities

Nine Months Ended September 30, 2021

Net cash provided by operating activities in the nine months ended September 30, 2021 was $43.1 million.

Net cash provided by operating activities consisted of net income of $14.6 million, as adjusted upwards in an amount of $31.8 million for non-cash line items, including fair value of warrants deducted from revenues, stock-based compensation expenses, depreciation, amortization of intangible assets and amortization of premium on marketable securities, offset, in part, by other adjustments not included hereunder in an amount of $3.3 million.

During the nine months ended September 30, 2021, our accounts receivable decreased by $1.7 million, reflecting the strong collection of customers debts. Number of days receivables were outstanding for the nine months ended September 30, 2021 decreased to 58 days, compared to 112 days for the nine months ended September 30, 2020.

During the same period, deferred revenues and advances from customers decreased by $15.3 million, thereby reducing cash provided by operating activities by that amount, while other payables and accrued expenses increased by $10.5 million, reflecting the increase in business volume, which increased cash provided by operating activities by that amount.

Nine Months Ended September 30, 2020

Net cash used in operating activities in the nine months ended September 30, 2020 was $1.9 million.

Net cash used in operating activities consisted of net loss of $10.7 million, as adjusted upwards in an amount of $13.7 million for non-cash line items, including stock-based compensation expenses, fair value of warrants deducted from revenues, depreciation, amortization of intangible assets, amortization of premium on marketable securities and realized gain on sale of marketable securities and foreign currency translation gain on inter-company balances with foreign subsidiaries, as offset, in part, by other adjustments not included hereunder in an amount of $4.9 million.

During the nine months ended September 30, 2020, our accounts receivable increased by $7.9 million reflecting the increase in our revenues, which decreased cash used in operating activities by that amount. Number of days receivables were outstanding for the nine months ended September 30, 2020 increased to 112 days, compared to 93 days for the nine months ended September 30, 2019.

During the same period, our inventory increased by $9.5 million compared to the year ended December 31, 2019, which decreased cash used in operating activities by that amount. This inventory increase was primarily due to the impact of COVID-19 on revenues (as products that were not sold accumulated as inventory).

Net Cash provided by (Used in) Investing Activities

Nine Months Ended September 30, 2021

Net cash used in investing activities was $74.7 million for the nine months ended September 30, 2021, which was primarily attributable to net purchase of marketable securities and increase in bank deposits of $50.3 million, cash paid in connection with acquisition net of cash acquired of $15 million and investment of $9.4 million in property and equipment.

Nine Months Ended September 30, 2020

Net cash provided by investing activities was $77.3 million for the nine months ended September 30, 2020, which was primarily attributable to net proceeds from sale of marketable securities and withdrawals from bank deposits of $103.2 million offset, in part, by cash paid in connection with acquisition net of cash acquired of $15.1 million investment of $10.9 million in property and equipment.

Net Cash Provided by Financing Activities

Nine Months Ended September 30, 2021

Net cash provided by financing activities was $2.5 million for the nine months ended September 30, 2021, which was primarily attributable to proceeds from exercise of employee stock options.

Nine Months Ended September 30, 2020

Net cash provided by financing activities was $167.6 million for the nine months ended September 30, 2020, which was primarily attributable to proceeds from our September 2020 public offering of ordinary shares, net of issuance costs.

Cautionary Statement Regarding Forward-Looking Statements

Certain information herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we expect, project, believe, anticipate, intend or project will or may occur in the future. The statements that we make regarding the following matters are forward-looking by their nature:

●	our expectations regarding the further duration of the global COVID-19 pandemic and its impact on our operations, financial position and cash flows, and those of our customers and suppliers;

●	our plans to develop, introduce and sell new or improved products and product enhancements, including specifically our Poly Pro and Presto products;

●	our expectations regarding the expansion of our servable addressable market;

●	our objective to increase sales to large accounts with multi-system delivery plans;

●	our expectations regarding our future gross margins and operating expenses;

●	our expectations regarding our growth and overall profitability;

●	our expectations regarding the impacts of variability on our future revenues;

●	our expectations regarding drivers of our future growth, including anticipated sales growth, penetration of new markets, and expansion of our customer base;

●	our plans to continue our expansion into new product markets;

●	our plans to continue to invest in research and development to introduce new systems and improved solutions;

●	our plans regarding our distribution strategy for our products;

●	our expectations concerning the timing for completion of the development of our new, modern manufacturing facility in Kiryat Gat, Israel;

●	our expectations regarding the success of our new products and systems;

●	the expected impact of new accounting pronouncements on our results of operations;

●	the impact of government laws and regulations;

●	our expectations regarding our anticipated cash requirements for the next 12 months;

●	our plans to expand our international operations;

●	our plans to file and procure additional patents relating to our intellectual property rights and the adequate protection of these rights; and

●	our plans to pursue strategic acquisitions or invest in complementary companies, products or technologies.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks described in our Annual Report on Form 20-F for the year ended December 31, 2020, which is on file with the Securities and Exchange Commission (“SEC”), and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.